THE INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933 AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

OPERATING AGREEMENT
OF
MONARCH MEDIA, LLC
a Nevada Limited Liability Company

This Operating Agreement is made and entered into as of September 24, 2015, by and among those persons designated as Members on the attached Exhibit A (each, a "**Member**," and collectively, the "**Members**"). Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

1. ORGANIZATION

1.1 General. MONARCH MEDIA, LLC (the "**Company**") was formed as a Nevada limited liability company upon the execution and filing of the Articles of Organization with the Nevada Secretary of State in accordance with the Act, and the rights and liabilities of the Members are as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2 Business Purpose. The Company is formed for the purpose of conducting any lawful business permitted under the Act.

1.3 Name of Company. The business of the Company shall be conducted under the name "**MONARCH MEDIA, LLC**".

1.4 Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which shall be perpetual unless sooner terminated as provided in this Agreement.

1.5 Required Filings. The Managers shall cause to be executed, filed, recorded and/or published, such certificates and documents as may be required by this Agreement or by law in connection with the formation and operation of the Company.

1.6 Registered Agent. The Company's initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Managers by causing the filing of the name of the new registered agent in accordance with the Act.

2. DEFINITIONS

For purposes of this Agreement, the terms defined hereinbelow shall have the following meaning unless the context clearly requires a different interpretation:

2.1 **"Act"** shall mean Chapter 86 of the Nevada Revised Statutes, Section 86.011 et seq., including amendments from time to time.

2.2 **"Adjusted Capital Account Deficit"** shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(iii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

2.3 **"Affiliates"** shall mean with respect to any person or entity: (a) any person or entity directly or indirectly controlling, controlled by, or under common control with such person or entity; (b) any person or entity owning or controlling 10% or more of the outstanding voting securities or beneficial interests of such person or entity; (c) any officer, director, manager, general partner, trustee, or anyone acting in a substantially similar capacity as to such person or entity; (d) any person or entity who is an officer, director, general partner, trustee, or holder of 10% or more of the voting securities or beneficial interests of any of the foregoing; and (e) any person or entity related to such person or entity within the meaning of Code Section 267(b).

2.4 **"Agreement"** shall mean this Operating Agreement of the Company.

2.5 **"Approval of the Managers"** shall have the meaning set forth in Section 5.6.

2.6 **"Assignee"** shall mean a person who has acquired Units from a Member or Assignee, but who is not a Substituted Member.

2.7 **"Capital Account"** of a Member shall mean the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations. In accordance with that Section of the Treasury Regulations, a Member's Capital Account shall be equal to the amount of money contributed by the Member and the initial Gross Asset Value of any property contributed by the Member, increased by (a) allocations of Net Income to the Member, as well as any items in the nature of income or gain that are specially allocated pursuant to Sections 4.4(d) and 4.5, and (b) the amount of any Company liabilities assumed by such member or which are secured by any property distributed to such Member, and decreased by (v) the amount of money distributed to the Member, (w) the Gross Asset Value of any property distributed to the Member by the Company, (x) the Member's share of expenditures of the Company described in Section 705(a)(2)(B) of the Code (including, for this purpose, losses which are nondeductible under Section 267(a)(1) or Section 707(b) of the Code), (y) the Net Loss allocated to the Member, as well as any items in the nature of expenses or losses that are specially allocated pursuant to Sections 4.4(d), 4.5 and 4.6, and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company. In addition, the Capital Accounts of Members may be adjusted by the Managers to reflect a revaluation of Company assets as required under the definition of Gross Asset Value. The Capital Account of a Member shall be further adjusted as required by Section 1.704-1(b)(2)(iv) of the Treasury Regulations. To the extent that anything contained herein shall be inconsistent with Section 1.704-1(b)(2)(iv) of the Treasury Regulations, the Treasury shall control. The Capital Account of an Assignee shall be the same as the Capital Account of the Member from whom the Assignee acquired its interest, as further adjusted pursuant to this Section.

        2.8 **"Capital Contribution"** shall mean the contribution to the capital of the Company by each Member, as provided in Section 3.1 hereof.

        2.9 **"Articles"** shall mean the Articles of Organization of the Company as filed with the Nevada Secretary of State, as the same may be converted from time to time.

        2.10 **"Code"** shall mean the Internal Revenue Code of 1986, as amended to date, or corresponding provisions of subsequent superseding revenue laws.

        2.11 **"Company"** shall refer to the limited liability company created pursuant to the Articles as governed by this Agreement.

        2.12 **"Company Minimum Gain"** with respect to any taxable year of the Company shall mean the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section 1.704-2(b)(2) of the Treasury Regulations.

        2.13 **"Distributable Cash"** shall mean the excess of cash received by the Company from operations over (a) operational cash disbursements (which shall include without limitation, service of Company debt obligations), and (b) an allowance for reserves, contingencies, anticipated obligations and anticipated working capital and growth capital requirements, as determined by the Managers.

        2.14 **"Distributions"** shall mean any cash (or property to the extent applicable) distributed to the Members or Assignees arising from their ownership of Units.

        2.15 **"Economic Interest"** means a share, expressed as a percentage, of one or more of the Company's Net Income, Net Loss, Nonrecourse Deductions, tax credits and Distributions, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in the management of the Company or the right to information concerning the business and affairs of the Company.

        2.16 **"Economic Risk of Loss"** shall mean the "economic risk of loss" within the meaning of Section 1.752-2 of the Treasury Regulations.

        2.17 **"Gross Asset Value"** shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

        (a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager, the determination of the fair market value of the contributed assets shall require the consent of a majority of the other Managers or Members;

        (b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (c) liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such assets on the date of distribution as determined by the distributee and the Managers, provided that if the distributee is the Manager, the determination of the fair market value of the distributed assets shall require the consent of a majority of the other Managers; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 2.18 to the extent the Managers determine that an adjustment pursuant to Section 2.18(b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 2.18(d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 2.18(a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

2.18 "**Interest Holders**" means both Members and Assignees.

2.19 "**Manager**" or "**Managers**" shall mean those persons serving as Managers pursuant to Section 5.2 hereof.

2.20 "**Majority Vote**" shall mean approval by the affirmative vote or written consent of more than fifty percent (50%) of the total issued and outstanding Units entitled to vote on the matter.

2.21 "**Member**" shall mean any person or entity admitted to the Company as a Member or Substituted Member and who has not ceased to be a Member, as set forth in Exhibit A hereto. Wherever the context requires, reference in this Agreement to a Member shall include an Assignee who does not become a Substituted Member wherever such reference relates solely to an Economic Interest in the Company.

2.22 "**Member Nonrecourse Debt**" shall mean liabilities of the Company treated as "partner nonrecourse debt" under Section 1.704-2(b)(4) of the Treasury Regulations.

2.23 "**Member Nonrecourse Deductions**" shall mean in any Company fiscal year, the Company deductions that are characterized as "partnership nonrecourse deductions" under Section 1.704-2(i)(2) of the Treasury Regulations.

2.24 "**Net Income**" and "**Net Loss**" shall mean the net book income or loss of the Company for any relevant period. The net book income or loss of the Company shall be computed in accordance with Federal income tax principles (i) under the method of accounting elected by the Company for federal income tax purposes, (ii) as applied without regard to any recharacterization of transactions or relationships that might otherwise be required under such tax principles and (iii) as otherwise adjusted pursuant to the following provisions in this Section. The net book income or loss of the Company shall be computed, inter alia, by:

       (i)   including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

       (ii)   including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) Units in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

       (iii)   including as a deduction or loss any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Sections 267(a)(1) or 707(b) or otherwise;

       (iv)   calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to Company assets by reference to their Gross Asset Value rather than their adjusted tax basis;

       (v)   excluding any gain or income specially allocated under Sections 4.4(c), 4.5, and 4.6 hereof; and

       (vi)   excluding Nonrecourse Deductions.

    2.25   **"Nonrecourse Deductions"** in any fiscal year means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b)(1) of the Treasury Regulations.

    2.26   **"Nonrecourse Liabilities"** shall mean the liabilities of the Company treated as "nonrecourse liabilities" under Section 1.752-1(a)(2) of the Treasury Regulations.

    2.27   **"Percentage Interest"** shall mean with respect to each Member, the amount derived by dividing the number of Units owned by such Member by the total number of issued and outstanding Units owned by all Members from time to time.

    2.28   **"Permitted Transfers"** include a Transfer of all or a portion of a Member's Units or Economic Interests (a) to a trust or other entity for the sole benefit of such Member and/or his or her spouse or issue, provided that the transferring Member continues to have sole voting control over such transferred Units; (b) to the spouse or lineal descendants of the Member as the result of a death of a Member; (c) to any entity controlled by the Member; (d) in the case an original Member is an entity, to the owners of such entity that were owners of such entity as of the original date of this Agreement; or (e) to another Member.

    2.29   **"Person"** means any entity, corporation, company, association, joint venture, joint stock company, partnership (whether general, limited or limited liability) trust, limited liability company, real estate investment trust, organization, individual (including any personal representative, executor or heir of a deceased individual), nation, state, government (including any agency, department, bureau, board, division or instrumentality thereof), trustee, receiver or liquidator.

2.30 **"Substituted Member"** shall mean an Assignee who has become a Member pursuant to Section 8.5.

2.31 **"Transfer"** means, with respect to a Unit or any interest therein, the sale, assignment or transfer, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of (i) all or any part of that Unit or interest therein or (ii) a controlling interest in any Person which directly or indirectly through one or more intermediaries holds that Unit or interest therein. Transfer includes, but is not limited to, any transfer as a result of or in connection with (a) any property settlement or judgment incident to a divorce, dissolution of marriage or separation, (b) the appointment of a conservator of a Person, (c) any transfer resulting from the death of a Member or the spouse of a Member, and (d) with respect to any Units transferred by a Member to a trust pursuant to Section 8.1(b) hereof, the loss of sole voting control over such Units by the transferring Member or such Units becoming no longer subject to such trust unless such Units are returned to the original transferor thereof.

2.32 **"Treasury Regulations"** shall mean the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision(s).

2.33 **"Unit"** shall mean common units of the Company and each shall represent a unit of measurement by which a Member's right to vote, participate in Net Income, Net Loss, Nonrecourse Deductions, tax credits and Distributions shall be determined (other than Distributions in liquidation as provided in Section 11.3 hereof), and which are held by Members as designated on Exhibit A.

3. **CAPITAL**

3.1 **Capital Contributions.**

(a) **Initial Contribution.** Each Member has made or shall make an initial contribution to the capital of the Company as set forth on Exhibit A, attached hereto, in exchange for the number of Units set forth opposite such Member's name, and subject to any vesting agreements entered into between the Company and any such Member. No Member shall be required to contribute additional capital to the Company.

(b) **Member Loans.** If the Managers so consent, which consent shall not be unreasonably withheld, conditioned or delayed, any or all Members (including any Member that is a Manager) may make such loans to the Company having a per annum interest rate of 3.00 percentage points above the Wall Street Journal Prime Rate, and having such other reasonable terms as the Managers shall determine in their sole discretion. No loan or loans made by any Member to the Company shall increase any such Member's number of Units.

3.2 **Interest.** No Member shall receive interest on its contribution to the capital of the Company.

3.3 **Withdrawal and Return of Capital.** Except as may be provided herein, no Member may withdraw any portion of the capital of the Company and no Member shall be entitled to the return of its contribution to the capital of the Company except on dissolution of the Company.

3.4 **Capital Accounts.**

(a) **Member Capital Accounts.** An individual Capital Account shall be maintained for each Interest Holder.

(b) **Capital Account of Assignee.** On any sale or transfer of any Units, the Capital Account of the transferor with respect to the Units transferred shall become the Capital Account of the Assignee or Substituted Member, as applicable, with respect to such Units, as such Capital Account existed at the effective date of the transfer of such Units.

(c) **Deficit Capital Account.** No Member shall have any liability to the Company, to any other Member, or to the creditors of the Company on account of any deficit Capital Account balance.

4. FINANCIAL

4.1 **Accounting Method.** The Company books shall be kept in accordance with the method of accounting determined by the Managers.

4.2 **Fiscal Year.** The fiscal year of the Company shall end on December 31, unless the Managers determine that some other fiscal year would be more appropriate and obtain the consent of the Internal Revenue Service to use that other fiscal year.

4.3 **Organizational Expenses of the Company.** The Company shall pay or reimburse to the Managers and the Members any expenses incurred by them on behalf of the Company with respect to the formation and organization of the Company (including legal and filing fees).

4.4 **Net Income, Net Loss and Distributions.**

(a) **Distributions**. Distributable Cash shall be distributed at such times as reasonably determined by the Managers. When distributed, Distributable Cash shall be distributed to the Members based on their Percentage Interests.

(b) **Allocations of Net Income, Net Loss and Nonrecourse Deductions.** Subject to Sections 4.4(d), 4.5 and 4.6 below, Net Income Net Loss and Nonrecourse Deductions shall be allocated among the Members based on their Percentage Interest.

(c) **Tax Allocations.** Except for the allocations contained in Section 4.4(d)(i), all income, gains losses, deductions and credits of the Company shall be allocated for federal, state and local income tax purposes in accordance with the allocations of Net Income and Net Loss.

(d) **Special Allocations.** The following special allocations shall be made:

(i) **704 Allocations.** In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted due to a revaluation of Company assets under Treasury Regulations Section 1.704(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.4(d)(i) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

(ii) **Recapture.** In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's prior share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(iii) **Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, in the event that there is a net decrease in the Company Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in such Company Minimum Gain during such year in accordance with Section 1.704-2(g) of the Treasury Regulations. This Section 4.4(d)(iii) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistent therewith.

(iv) **Member Minimum Gain Chargeback.** Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, in the event there is a net decrease in the minimum gain attributable to a Member Nonrecourse Debt during any taxable year, each Member with a share of such minimum gain shall be allocated income and gain for the year (and, if necessary, subsequent years) in accordance with Section 1.704-2(i) of the Treasury Regulations. This Section 4.4(d)(iv) is intended to comply with the chargeback requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistent therewith.

(v) **Qualified Income Offset.** Any Member who unexpectedly receives an adjustment, allocation, or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member's Capital Account, shall be allocated items of "book" income and gain in an amount and manner sufficient to eliminate or to reduce the deficit balance in that Member's Capital Account so created or increased as quickly as possible in accordance with Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and its requirements for a "qualified income offset." The Members intend that the provision set forth in this Section 4.4(d)(v) will constitute a "qualified income offset" as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistent therewith.

(vi) **Member Nonrecourse Deductions.** After the allocations of Net Loss and Nonrecourse Deductions, Member Nonrecourse Deductions shall be allocated between the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations, in accordance with the manner in which the Member or Members bear the Economic Risk of Loss for the Member Nonrecourse Debt corresponding to the Member Nonrecourse Deductions, and if more than one Member bears such Economic Risk of Loss for a Member Nonrecourse Debt, the corresponding Member Nonrecourse Deductions must be allocated among such Members in accordance with the ratios in which the Members share the Economic Risk of Loss for the Member Nonrecourse Debt.

(vii)   **Code Section 754 Adjustment.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)3(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of his interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or the Members to whom such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(viii)   **Allocations Relating to Taxable Issuance of Company Interests.** Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "issuance items") shall be allocated among the Members so that, to the extent possible, the net amount of such issuance items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member of the issuance items had not be realized.

(e)   **Varying Interests.** Where any Member's interest, or portion thereof, is acquired or transferred during a taxable year or for any other purpose requiring the determination of Net Income, Net Loss or any other items allocable to any period, the Managers may choose to implement the provisions of Section 706(d) of the Code in allocating among the varying interests.

(f)   **Excess Nonrecourse Liabilities.** Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests.

(g)   **Consent of Member.** The Members are aware of the income tax consequences of the methods, hereinabove set forth, by which Net Income, Net Loss and Distributions are allocated and distributed and hereby agree to be bound by them in reporting them for income tax purposes. The Members hereby expressly consent to such provisions as an express condition of becoming a Member.

4.5   **Curative Allocations.** The allocations set forth in Sections 4.4(d)(iii), (iv), (v), (vi) and (vii) hereof and the allocations of Nonrecourse Deductions in Section 4.4(b) (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.5. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.4(b). In exercising their discretion under this Section 4.5, the Managers shall take into account future Regulatory Allocations under Sections 4.4(d)(iii) and (iv) that, although not yet made, are likely to offset Regulatory Allocations made under Section 4.4(b) and Section 4.4(d)(vi).

4.6   **Loss Limitation.** Net Loss and Nonrecourse Deductions allocated pursuant to Section 4.4(b)(ii) hereof shall not exceed the maximum amount of Net Loss and Nonrecourse Deductions that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of allocations of Net Loss and Nonrecourse Deductions pursuant to Section 4.4(b)(ii) hereof, the limitations set forth in this Section 4.6 shall be applied on a Member by Member basis and Net Loss and Nonrecourse Deductions not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Net Loss and Nonrecourse Deductions to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

4.7   Tax Elections. The Managers shall, without further consent of the Members being required (except as specifically required herein), have the authority to make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company Distributions.

5.   MANAGEMENT

5.1   Management of the Company. Subject to the provisions in this Agreement relating to actions required to be approved by the Members, the operations and affairs of the Company shall be administered by its managers. Except as otherwise set forth in this Agreement, the Managers shall have all authority, rights, and powers conferred by law and those necessary or appropriate to carry out the purposes of the Company as set forth in Section 1.2 hereof, and all such authority, rights and powers shall be exercised by or under the direction of the Managers.

5.2   Election of Managers.

(a)   Election and Qualifications of Managers. The initial number of managers shall be one (1). The Members by a Majority Vote shall have the right to appoint the Managers. The initial manager shall be Vincent Zaldivar.

(b)   Tenure. Unless he or she resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified.

(c)   Resignation. A Manager may resign at any time by giving written notice to the other Managers. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(d)   Removal. A Manager may be removed by a Majority Vote of the Members; provided, however, if a particular Member has the right to designate a Manager pursuant to Section 5.2(a), only the Member which appointed such Manager shall have the right to remove such Manager. The removal of a Manager who is also a Member, or associated with a Member, shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of that Member.

(e)   Vacancies. Any vacancy in the number of Managers occurring for any reason shall be filled by appointment by a Majority Vote of the Members; provided, however, if a particular Member has the right to designate the applicable Manager pursuant to Section 5.2(a), only the Member which had the right to appoint such Manager shall have the right to appoint a Manager to fill such vacancy, unless such Member refuses or fails to appoint such Manager, in which case, the remaining Members by a Majority Vote shall have the right to fill such vacancy.

5.3 **Responsibilities of the Managers.** Each Manager shall devote such time to administering the business of the Company as he or she reasonably deems necessary to perform his or her duties as set forth in this Agreement. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide services in respect of the business of the Company; provided, however, that the Managers shall continue to have ultimate responsibility under this Agreement. The Managers shall cause to be filed such certificates or filings as may be required for the continuation and operation of the Company as a limited liability company in any state in which the Company elects to do business.

5.4 **Meetings of Managers.** Nothing in this Agreement is intended to require that meetings of Managers be held, it being the intent of the Members that meetings of Managers are not required. Meetings of the Managers may be called by a majority of the Managers; provided, however, that if there are less than three Managers, any one Manager may call a meeting. Managers may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting.

        (a) **Notice of Meeting.** In the event the Managers call a meeting, notice of the time and place of such meeting, which includes a description of the matters to be voted upon at such meeting, shall be (i) delivered personally or by telephone (including a voice messaging system or other system or technology designed to record and communicate messages), telegraph, facsimile, electronic mail, or other electronic means, to each Manager at least three (3) calendar days before the time of the holding of the meeting, or (ii) sent by overnight courier at least five (5) calendar days before the time of the holding of the meeting, charges prepaid, addressed to each Manager at that Manager's address as it is shown on the records of the Company. Emergency meetings may be called within shorter time frames provided that each Manager is actually notified and has an opportunity to be present. Any oral notice given personally or by telephone may be communicated either to the Manager or to a person at the office or home of the Manager who the person giving the notice has reason to believe will promptly communicate it to the Manager.

        (b) **Waiver of Notice.** The transactions of any meeting of the Managers, however called and noticed or wherever held, shall be as valid as though a meeting had been duly held after regular call and notice and if, either before or after the meeting, each of the Managers not present signs a written waiver of notice or a consent to holding the meeting. The waiver of notice or consent need not specify the purpose of the meeting. Notice of a meeting shall also be deemed given to any Manager who attends the meeting.

        (c) **Quorum.** A majority of the Managers shall constitute a quorum for the conduct of any business at a meeting of Managers.

        (d) **Action Without a Meeting.** Any action required or permitted to be taken by the Managers may be taken by the Managers without a meeting, if the requisite number of votes of the Managers (as required pursuant to Section 5.6) is obtained in writing prior to such action. Such action by written consent shall have the same force and effect as an Approval of the Managers obtained at a duly called meeting of the Managers.

5.5 **Tax Matters Manager.** If required by Section 6231(a)(7) of the Code, the Managers shall appoint a "**Tax Matters Manager**" in accordance with such Section, and in connection therewith and in addition to all the powers given thereunder, the Tax Matters Manager shall have all other powers needed to fully perform hereunder including, without limitation, the power to retain all attorneys and accountants of his choice. The designation made in this Section is hereby expressly consented to by each Member as an express condition to becoming a Member.

5.6   Voting / Approval of the Managers. For purposes of this Agreement, each Manager shall be entitled to one (1) vote. Unless otherwise set forth herein, any action to be determined by the Managers shall be made pursuant to an "**Approval of the Managers**," which for purposes of this Agreement shall mean a majority vote of the Managers entitled to vote on the matter. If there is a deadlock in the vote of the Managers with respect to any action, the vote shall be determined by the Majority Vote of the Members. If there is a deadlock in such vote of the Members, the Company shall submit the matter to the Company's accounting firm, which shall either resolve the deadlock or appoint a neutral third party to resolve the deadlock in the best interests of the Company. The decision of such third party shall be final and binding on all of the Managers and Members. The Company, the Manager and the Members agree to hold such third party which resolves the dispute, harmless, and indemnify such third party from any liability, related to resolving, or resulting from its resolution of, the deadlock.

5.7   Limitations on Authority of Managers.   Each Manager, acting alone, shall have all authority required to operate the day-to-day business of the Company. Notwithstanding the foregoing or any contrary provision of this Agreement, the Company shall not, and no Managers shall have the authority to cause the Company to, do any of the following without a Majority Vote of the Members:

(a)   dissolve, wind up or liquidate the Company;

(b)   approve of any merger, consolidation, conversion or other reorganization involving the Company;

(c)   sell all or substantially all of the Company's assets;

(d)   make a material change in the scope of the business conducted by the Company;

(e)   cause the Company to change its form of legal entity such that it is no longer a limited liability company;

(f)   approve the commencement of a voluntary proceeding seeking reorganization or other relief with respect to the Company under any bankruptcy or other similar law or seeking the appointment of a trustee, receiver, custodian or other similar official of the Company or any substantial part of its property, or the making by the Company of a general assignment for the benefit of creditors;

(g)   take any act that would make it impossible to carry on the ordinary business of the Company; and

(h)   borrow money or incur indebtedness on behalf of the Company other than normal trade accounts payable in the ordinary course of business, or guaranty any indebtedness of a third party, however, excluding a loan from a Member pursuant to Section 3.1(c).

5.8   Appointment of Officers. The Managers may at any time appoint officers to whom the Managers may delegate some or all of their duties, powers and responsibilities, including their specific powers and approval rights hereunder. The officers of the Company, if deemed necessary or appropriate by the Managers, may include, without limitation, a chairperson, a president, a chief executive officer, one or more vice presidents, a secretary (and one or more assistant secretaries) and a chief financial officer or treasurer (and one or more assistant treasurers). The officers will serve until death or resignation or until removed by action of the Managers. Any individual may hold any number of offices.

The general areas of responsibility and specific powers and duties of each officer will be as determined by the Managers.

5.9 **Compensation of Members/Managers**. Except as otherwise agreed upon in writing by a Majority Vote of the Members (which may include the vote of any Member that is the Manager), no Member or Manager, nor their Affiliates, shall receive from the Company, compensation for services provided to the Company, unless such persons are providing bona fide services for the Company, and are paid reasonable and market rate compensation for such services.

6. LIABILITY, RIGHTS, AUTHORITY AND VOTING OF MEMBERS

6.1 **Liability of Members.** Except as specifically provided in this Agreement or the Act, no Member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company except with respect to their Capital Contributions as indicated herein. Only the Company or a Manager (and no third party creditor, either in its own right or as a successor-in-interest of the Company, and including a trustee, receiver or other representative of the Company or Member), shall be entitled to enforce the requirements to make Capital Contributions. The Members intend and agree that the obligation of the Members to make Capital Contributions constitutes an agreement to make financial accommodations to and for the benefit of the other Members and the Company.

6.2 **Voting.** The voting rights of the Members shall be based on the following:

(a) To the extent that holders of Units are provided with the right to vote hereunder, or as otherwise required under the Act, such Units shall have the right to vote on a one (1) vote per Unit basis. Fractional Units shall have the right to vote a fraction of one (1) vote equivalent to the fractional Unit. Unless otherwise provided herein, any matter requiring the vote or approval of the Members shall be deemed approved upon receipt of a Majority Vote of the Members entitled to vote on such matter. Notwithstanding anything to the contrary set forth herein, any Member which is a Manager, shall be entitled to participate in any Member vote, including, but not limited to, Member votes to approve Manager actions requiring the approval of the Members. Members holding vesting Units shall only have the right to vote with respect to the vested Units.

(b) Assignees who have not become Substituted Members shall not be entitled to vote and any voting rights associated with the Units transferred to such Assignee shall remain with the transferring Member.

(c) Except as otherwise set forth in this Agreement, any vote may be taken without a meeting and without prior notice, if consent in writing, setting forth the action so taken, is signed by the requisite number of Members. Each Member shall be notified of any action so taken within thirty (30) days of its approval if such action is material to the operation of the Company's business, as determined by the Managers.

(d) If there is a deadlock in the vote of the Members with respect to any action, the Company shall submit the matter to the Company's accounting firm, which shall either resolve the deadlock or appoint a neutral third party to resolve the deadlock in the best interests of the Company. The decision of such third party shall be final and binding on all of the Managers and Members. The Company, the Manager and the Members agree to hold such third party which resolves the dispute, harmless, and indemnify such third party from any liability, related to resolving, or resulting from its resolution of, the deadlock.

6.3   Meetings of Members. Meetings of the Members shall be held at such times and places within or outside the State of Nevada as the Manager may fix from time to time; provided, however, no meetings of the Members shall be required. In addition, meetings of the Members may be called upon the Majority Vote of the Members, for the purpose of addressing any matters on which the Members may vote. No annual or regular meetings of Members are required, but if such meetings are held, they shall be noticed, held and conducted pursuant to any applicable requirements of the Act or as the Managers may otherwise determine in their sole and absolute discretion. Members may participate in any meeting through the use of conference telephones or similar communications equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting. Any action which may be taken by the Members at a meeting may also be taken without a meeting by written consent setting forth the action so taken, signed by Members entitled to vote on such action having not less than the minimum votes that would be necessary to authorize that action at a meeting duly called and noticed, assuming all Members are present and vote. The presence in person or by proxy of more than fifty percent (50%) of all of the Units then outstanding shall constitute a quorum for the conduct of any business at a meeting of Members.

6.4   Limitation of Rights of Members. No Member shall have the right or power to: (i) withdraw or reduce its Capital Contribution, except as a result of the dissolution of the Company or as otherwise provided in this Agreement or by law; (ii) bring an action for partition against the Company; or (iii) demand or receive property in any distribution other than cash. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to allocations of the Net Income, Net Loss, Nonrecourse Deductions, tax credits or Distributions of the Company.

6.5   Return of Distributions. In accordance with the Act, a Member may, under certain circumstances, be required to return to the Company, for the benefit of the Company's creditors, amounts previously distributed to the Member.

6.6   Resignation or Withdrawal of a Member. A Member shall not resign or withdraw as a Member, without the Approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed.

7.   AMENDMENTS

7.1   Amendment by Managers Without Member Consent. This Agreement and the Articles may be amended by the Managers (without the consent of the Members), for any reason, provided, that any amendment providing for the disproportionate treatment of any Members of a class, shall be approved by Members holding a majority of the Units of such class which are entitled to vote on the same.

8.   TRANSFERS OF UNITS

8.1   Assignment of Units.

(a)   Transferability. Except as otherwise expressly provided in this Agreement, each Member agrees that he, she or it will not Transfer any of the Units held by such Member, or any right or interest therein, whether voluntarily or by operation of law, without the prior written Approval of the Managers, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Transfers occurring as a result of the death or incapacity of any Member shall be permitted hereunder, however, the transferee of such Unit(s) shall merely be an Assignee possessing only an Economic Interest and shall not become a Substituted Member except upon compliance with Section 8.5. Any purported Transfer in violation of any provision of this Agreement shall be void and ineffectual, shall not operate to transfer any interest or title to the purported transferee, and to the extent such Transfer is not void and ineffectual, the transferee of the Unit(s) shall merely be an Assignee possessing only an Economic Interest and shall not become a Substituted Member except upon compliance with Section 8.5. Each Member acknowledges the reasonableness of the restrictions on transfer imposed by this Agreement in view of the purposes of the Company, its status as a limited liability company and the relationship of its Members. The transfer restrictions contained herein are expressly consented to by each Member as an express condition of becoming a Member.

(b)   **Permitted Transfers.** Notwithstanding this Section 8.1, a Member may make Permitted Transfers, without such Transfers being subject to the restrictions against transfer contained in Section 8, or such Units being converted into an Economic Interest (except in the case of a Transfer resulting from the death of a Member, in which case the Units shall be converted into an Economic Interest), provided that such transferred Units shall remain subject to all of the terms and conditions contained herein and that no further transfer of such Units shall be permitted unless such Transfer complies with all of the terms and conditions of this Agreement.

(c)   **Distributions, Allocations and Reports.** An Assignee shall be entitled to receive Distributions from the Company attributable to the Units acquired by reason of such assignment from and after the effective day of the assignment of such Units to him, her or it; however, anything herein to the contrary notwithstanding, the Company shall be entitled to treat the assignor of such Units as the absolute owner thereof in all respects, and shall incur no liability for allocations of Net Income or Net Loss, Distributions or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written instrument of assignment has been received by the Company and recorded on its books, and the effective date of assignment has passed.

(d)   **Obligations Upon Transfer**. A Member assigning any Units to an Assignee shall not assign to, nor obligate itself to act on behalf of or upon the direction of that Assignee with regard to, the Member's right to (i) require any information from the Company or obtain accountings of the Company's activities, (ii) inspect the Company's books and records, or (iii) vote on any matter upon which a Member is entitled to vote pursuant to either this Agreement or any applicable law.

8.2   Right of First Refusal.

(a)   Offer; Option to Purchase. Subject to the transfer restrictions included herein, and except for Permitted Transfers, if any Member (the "**Transferring Member**") desires to Transfer all or any part of his, her or its Units (the "**Offered Units**"), the Transferring Member shall give written notice to the Company and to the other Members (the "**Eligible Members**"), setting forth in full, the terms of the proposed sale and the identity of the proposed transferee (s) (the "**Transfer Notice**").

(b)   Company's Right of First Refusal. The Company shall then have the right and option, for a period ending thirty (30) calendar days following its receipt of the written notice, to elect to purchase all or any part of the Offered Units at the purchase price and upon the terms specified in the Transfer Notice.

(c)   Members' Right of First Refusal**.** If such right is not exercised by the Company as to all of the Offered Units proposed to be transferred within the thirty (30) day period prescribed above, notice of the contemplated transfer shall be given forthwith to all the Eligible Members who shall have the right to purchase any Offered Units not to be purchased by the Company, for the consideration and according to the terms of payment upon which the Company was entitled to purchase such Units under the foregoing provisions. Within ten (10) days after the giving of such notice, any Eligible Member desiring to acquire any part or all of such Units shall deliver to the Company a written election to purchase such Units, or a specified number thereof. If the total number of Units specified in such elections exceeds the number of Units to be transferred, each such Eligible Member shall have priority, up to the number of Units specified in his or her notice of election to purchase, to purchase such proportion of the Units to be transferred as the number of Units which he or she holds bears to the total number of Units held by all Eligible Members electing to purchase. In the event that there are Units remaining after the application of the above formula, the remaining Units shall be distributed among the Eligible Members who have not received the number of Units specified in their notice of election to purchase, in the proportion that the number of Units specified in each individual Eligible Member's notice of election to purchase less the number of Units allocated to that Eligible Member under the above formula bears to the total number of Units in all such elections to purchase less all Units allocated to Eligible Members under the above formula.

(d)   Transfer to Proposed Transferee. If the Company and/or the Eligible Members do not elect to purchase all of the Offered Units subject to the right of first refusal pursuant to this Section 8.2, the Transferring Member may Transfer all of the Offered Units to the original proposed transferee upon the terms set forth in the Transfer Notice, whereupon the original proposed transferee shall take and hold the Offered Units subject to this Agreement and to all of the obligations and restrictions applicable to the Transferring Member and shall observe and comply with this Agreement and with all such obligations and restrictions. Any such Transfer of the Offered Units to the original proposed transferee must be effected within ninety (90) calendar days after the date of the termination of the Eligible Members' options provided above. If no such Transfer is effected within the ninety (90) calendar day period, then any subsequent proposed Transfer of all or any part of the Transferring Member's Units shall once again be subject to the provisions of this Section 8.2. In addition, a third party to whom Units are Transferred under this Section shall be deemed an Assignee, and shall become a Substitute Member only upon compliance with Section 8.5.

(e)   Non-Cash Consideration. For these purposes, if any consideration offered for the Offered Units in the Transfer Notice consists of rights, interests or property other than money or an obligation to pay money, the Managers (or the other Members in the event that the Manager is the Transferring Member) shall in good faith determine the fair market value of that consideration as of the date the Transfer Notice was received by the Transferring Member, and any Member exercising its right of first refusal may pay such consideration in cash based on such fair market value.

8.3   **Drag Along and Tag Along Rights**.

(a)   Definitions. For purposes of this Section, the following terms shall have the following meanings:

(a)   "**Change in Control**" shall be deemed to occur upon the bona fide sale of Units of the Company by one or more then existing holders of Units, in one or a series of arms length transactions, if less than a majority of the outstanding Units immediately after such sale, are held in the aggregate by the holders of the outstanding Units immediately prior to such sale.

(i)   "**Offered Members**" means one or more Interest Holders whose Units a Purchaser offers to purchase.

(ii)   "**Other Members**" means all Interest Holders whose Units a Purchaser does not offer to purchase.

(iii)   "**Purchaser**" means any Person, other than an Interest Holder or an affiliate of an Interest Holder, that agrees to purchase Units from Offered Members.

(b)   <u>Drag-Along Rights</u>.   If a Purchaser agrees to purchase, in a bona fide arm's length transaction, a sufficient number of Units from one or more Offered Members sufficient to cause a Change in Control of the Company, and the Company and the Eligible Members (as defined in Section 8.2) do not elect to exercise their right to purchase all of such Units under Section 8.2 above, the Offered Members or any of them shall have the right to compel the Other Members to participate in the sale to the Purchaser at the same time and on the same terms and conditions as offered to the Offered Members. If the Offered Members exercise the rights provided by this Section, the Offered Members shall provide written notice to the Other Members at least 20 days prior to the consummation of the sale, setting forth (i) the name and address of the Purchaser and the number of Units proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Purchaser (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Other Members shall be required to sell a number of Units to the Purchaser equal to (x) the total number of Units owned by such Other Member, multiplied by (y) the percentage represented by the ratio of the number of Units being sold by the Offered Members to the total number of Units owned by the Offered Members.

(c)   <u>Tag-Along Rights</u>.

(i)   If a Purchaser agrees to purchase a sufficient number of Units from one or more Offered Members, which would result in a Change in Control of the Company, and the Company and the Eligible Members (as defined in Section 8.2) do not elect to exercise their right to purchase all of such Units under Section 8.2 above, such Offered Members shall provide notice ("**Sale Notice**") to the Other Members, prior to the proposed sale date, and the Other Members shall have the right to participate in such sale as set forth herein (the "**Tag Along Right**"). The Sale Notice shall set forth: (i) the name and address of the Purchaser and the number of Units proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Purchaser (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration).

(ii)   The Tag-Along Right may be exercised by any of the Other Members by delivery of a written notice to the Offered Members (the "**Tag-Along Notice**"), within 20 days following receipt by such Other Members of the Sale Notice. The Tag-Along Notice shall state the number of Units that such Other Members desire to sell to the Purchaser. Each of the Other Members delivering a timely Tag-Along Notice shall have the right to require the Offered Members to cause the Purchaser to purchase from such Other Members a number of such Other Member's Units equal to (i) the total number of Units owned by such Other Member, multiplied by (ii) the percentage represented by the ratio of the number of Units being sold by the Offered Members to the total number of Units owned by such Offered Members.

(iii)   In the event that the Purchaser does not purchase all of the Units that any of the Other Members exercising Tag-Along Rights under this Section is permitted and elects to sell pursuant to the foregoing formula on the same terms and conditions as the Units purchased from the Offered Members, then the Offered Members shall not be permitted to sell any Units to the Purchaser. If no Tag-Along Notice is received by the end of the 20 days referred to above, the Offered Members shall have the right for a 60-day period thereafter to transfer the Units to the Purchaser on terms and conditions no more favorable to the Offered Members than those stated in the Sale Notice and in accordance with the provisions of this Section.

8.4   Substituted Members.   An Assignee may have the right to become a Substituted Member in place of his or her assignor only upon: (a) the Approval of Managers; (b) a duly executed and acknowledged written instrument of assignment shall have been filed with the Company, which instrument shall specify the Units being assigned and which, in the event of a proposed transfer under Section 8.2, sets forth the intention of the assignor that the Assignee succeed to the assignor's interest in such Units as a Substituted Member; and (c) the Assignee shall have executed and acknowledged such other instruments as may be necessary or desirable to effect such substitution, including the written acceptance and adoption by the Assignee of the provisions of this Agreement.

9.   ADMISSION OF NEW MEMBERS AND ISSUANCE OF ADDITIONAL UNITS

The Managers may, upon the approval of the Members by a Majority Vote, admit new Members or issue additional Units to existing Members or Assignees, or create classes of Units, on such terms as the Managers may determine from time to time; provided, however, that the Economic Interests of all Members holding Units of an existing class, must be affected similarly (on a relative basis) unless otherwise agreed to by the adversely affected Members. In any event, the Managers may, at any time, proportionately increase the number of Units held by all of the Members.

Notwithstanding the foregoing, in connection with each of the first 500,000 Units issued from Shark Tank investors, or at a company valuation higher than $600,000, 1 Unit held by Pasquale Laurito shall be forfeited. The foregoing number shall be subject to adjustment for unit splits, recapitalizations and other similar occurrences.

Notwithstanding the foregoing, the Units originally issued to Jeffrey Marks and which are held by him, his spouse or his lineal descendants shall not constitute less than 1% of the Percentage Interests on a fully diluted basis and shall not be subject to dilution until such time as the Company has raised $2,000,000 in equity financing. To the extent any Marks Units fall below the limits set forth above, the holder of such Units, shall be issued a number of new Units such that such holder or holders maintain the required minimum threshold (on an aggregate basis).

10.   BOOKS AND RECORDS

10.1   Records.   The Company shall keep at its office within the State of Nevada, such documents required to be maintained by the Company under Section 86.241 of the Act.

10.2   Inspection, Reports and Audits.

(a)   Upon the request of a Member in writing and with the stated purpose of the request, the Company shall promptly deliver to the requesting Member, at the expense of the Company, a copy of the information required to be maintained by Section 10.1.

(b)   The Company shall send to each Interest Holder within 90 days after the end of each taxable year: (i) a copy of the Company's balance sheet and income statement, certified by a Manager to be true and correct; (ii) the information necessary for the Member to complete his or her Federal and state income tax or information returns, and (iii) a copy of the Company's Federal, state, and local income tax or information returns for the year.

11. DISSOLUTION AND TERMINATION OF THE COMPANY

11.1 **Events Causing Dissolution.** The Company shall be dissolved and its affairs shall be wound-up upon the earliest to occur of the following events:

(a) The Approval of the Managers with or without the approval of the Members;

(b) Entry of a decree of judicial dissolution pursuant to the Act; or

(c) A sale of all or substantially all of the assets of the Company and the corresponding receipt of the full consideration relating thereto.

11.2 **Certificate of Dissolution.** As soon as possible following the occurrence of any of the events specified in Section 11.1, the Managers shall execute a Certificate of Dissolution in such form as shall be prescribed by the Nevada Secretary of State and file such certificate as required by the Act.

11.3 **Distribution on Dissolution.** Upon a dissolution event described in Section 11.1, the Managers shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in the following order:

(a) To the payment of creditors of the Company;

(b) To the creation of any reserves which the Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

(c) To the Interest Holders pursuant to the distribution scheme set forth in Section 4.4(a).

12. INDEMNIFICATION

12.1 **Limitation of Liability**. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager and/or officer.

12.2 **Standard of Care**. Neither the Managers nor any Member or officer of the Company shall have any personal liability whatsoever to the Company or to any Member of the Company or to any Affiliate or constituent owner of any Member on account of such Person's status as a Manager, Member or officer of the Company or by reason of such Person's acts or omissions in connection with the conduct of the business of the Company, so long as such Person acts in good faith for a purpose which the Person reasonably believes to be in, or not opposed to, the best interests of the Company; provided, however, that nothing contained herein shall protect any such Person against any liability to which such Person would otherwise be subject by reason of (a) any act or omission of such Person that involves actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct or (b) any transaction from which such Person derives any improper personal benefit.

12.3 **Indemnification**. The Company, its receiver or its trustee, shall indemnify, defend and hold harmless each of the Manager, Members and their respective Affiliates (each, an "**Indemnitee**" and together, the "**Indemnitees**") from any liability, loss or damage incurred by any Indemnitee by reason of any act performed or omitted to be performed by any Indemnitee in connection with the business of the

Company, including costs and attorneys' fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of an Indemnitee: (a) such Indemnitee must have determined, in good faith, that his or her course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute actual fraud, breach of fiduciary duty, material breach of this Agreement, gross negligence or willful misconduct by such Indemnitee or a transaction from which such Indemnitee derived an improper personal benefit; and, provided further, that the indemnification shall be recoverable only from the assets of the Company and not any assets of the Members. The Company may, however, purchase and pay for that insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any person engaging in a similar business, and name the Indemnitees as additional or primary insured parties. The Company may, to the extent authorized from time to time by the Managers, grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 12 with respect to the indemnification and advancement of expenses of the Manager, the Members and/or the officers of the Company.

12.4   Advancement of Expenses. The right to indemnification conferred in this Section 12 shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 12 or otherwise.

12.5   Nonexclusive Right. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 12 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute or agreement, or under any insurance policy obtained for the benefit of the Indemnitee.

12.6   Severability. If any provision of this Section 12 is determined to be unenforceable in whole or in part, such provision shall nonetheless be enforced to the fullest extent permissible, it being the intent of this Section 12 to provide indemnification to all Persons eligible hereunder to the fullest extent permitted under applicable law.

13.   REPRESENTATIONS AND WARRANTIES OF MEMBERS

Each Member hereby represents, warrants and covenants to the Company that, as of the date hereof:

13.1   Investment Representation. The Member has acquired or is acquiring his, her or its Units in good faith for his, her or its own account, for investment purposes only and not with a view to or for the distribution, resale, subdivision, fractionalization or disposition thereof, and the Member has no present interest of selling or otherwise distributing such Units. The Member is or will be the sole party in interest in his, her or its Units and as such is or will be vested with all legal and equitable rights in such Units.

13.2   Sophistication of the Member. The Member either has a preexisting personal or business relationship with the Company or any of its Managers or, by reason of his or her business or financial experience or the business or financial experience of his or her professional advisors, who are unaffiliated with and not compensated by the Company, directly or indirectly, has the capacity to protect his or her own interests in connection with this investment. The Member is able to bear the economic risk of an investment in his, her or its Units and can afford to sustain a total loss on such investment. The nature and amount of the Member's investment in such Units is consistent with his or her investment objectives, abilities and resources.

13.3 **No Public Market.** The Member understands that there is no public market for his, her or its Units and there is no assurance that there will be such a market in the future. The Member has been advised that his, her or its Units have not been registered under the Securities Act of 1933, as amended, and that said Units must be held indefinitely unless it is subsequently registered under the Securities Act of 1933, as amended, or an exemption from such registration is available, and understands that the Company is under no obligation to register said Units or to comply with any exemption from such registration requirement. In addition, the Member understands that the transferability of his, her or its Units is and will be further restricted by this Agreement which, among other things, requires that any sale or assignment of his, her or its Units will be subject to certain terms and conditions. Thus, the Member realizes that it cannot expect to be able to liquidate his or her investment in the Company readily, or at all, in the case of an emergency.

13.4 **Consultation with Attorney and Conflicts of Interest**. The Member acknowledges and understands that Alliance Legal Partners, a law corporation, has acted as legal counsel to the Company in connection with the preparation of this Agreement. The Member has been advised to consult with its own attorney regarding all legal and tax matters concerning an investment in the Units and has done so to the extent it considers necessary. The Member acknowledges and understands that the interests of each Member may be different with respect to this Agreement from the interests of each other Member, and the Member waives any conflict of interest that may exist with respect to the preparation of this Agreement. The Member further acknowledges that Jeffrey S. Marks, principal of Alliance Legal Partners, is a Member of the Company. Therefore, potential conflicts of interest may exist in connection with its drafting of this Agreement and provision of legal services to the Company. The Member further understands that the ownership interest of Jeffrey Marks may give Alliance Legal Partners a direct interest in the performance of the Company, which could arguably cause it to be a less disinterested provider of advice than might otherwise be the case, at least in some instances. The Member also acknowledges and agrees that (a) it has been advised that the issuance to Jeffrey Marks of Units presents a conflict of interest, (b) it consents to the issuance of the Units to Jeffrey Marks, (3) such consent has been freely given, (4) it has had the opportunity to consult with independent legal counsel of it's own choice regarding such conflicts of interest, prior to entering into this Agreement, and (5) it has fully considered such conflicting interests.

13.5 **Confidentiality**. Each of the Members acknowledges that it will have access to certain Confidential Information (as defined below) of Company and Company's Affiliates, and agrees that neither such Member, nor such Member's Affiliates, will use for their own account or the account of any third party, or disclose to any third party (except as required by law), any of the Company's Confidential Information, and will take reasonable precautions to protect the confidentiality of such information. "**Confidential Information**" includes any information about the Company's business or products, suppliers, production methods, pricing, designs, business plans, marketing strategies, financial information, trade secrets or otherwise, which is not generally known to the public.

14. **MISCELLANEOUS**

14.1 **Counterparts.** This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all of the Members, notwithstanding that all of the Members are not signatory to the original or the same counterpart.

14.2   Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

14.3   Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

14.4   Notices. Unless otherwise specifically provided, all notices and demands required to be given hereunder shall be deemed to be duly given at the time of delivery if such notice or demand is personally delivered or delivered via electronic mail, facsimile, or forty-eight (48) hours after mailing if such notice or demand is sent via overnight courier, or deposited with the United States Postal Service, postage prepaid, for mailing via certified mail, return receipt requested, to the Company and to the Members at the addresses or fax number, as applicable, set forth below their signatures hereto. Such addresses may only be changed by giving written notice of such change to all of the other parties hereto.

14.5   Captions. Section titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The titles and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

14.6   Gender. Whenever required by the context, the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include a company, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

14.7   Choice of Law. This Agreement shall be construed under the laws of the State of Nevada.

14.8   Entire Agreement. This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreements between them respecting the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between and among the Members relating to the subject matter of this Agreement that are not fully expressed herein.

14.9   Waiver. No waiver of any breach or default of this Agreement by any party hereto shall be considered to be a waiver of any other breach of default of this Agreement.

14.10   Further Assurances. Each party hereto agrees to perform any further acts and to execute and deliver any further documents which may be reasonably necessary to carry out the provisions of this Agreement.

14.11   Arbitration. If either party has a claim or controversy covered by this Agreement, such party shall give written notice to the other party, and within ten (10) business days of receiving the notice, the parties shall meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute within ten (10) business days, the dispute shall be submitted to binding arbitration in Clark County, Nevada, under the rules and procedures of the American Arbitration Association.   All fees and costs concerning the arbitration, including the arbitrator's fees and expenses and attorneys fees and witness fees shall be borne by the parties in the proportion determined by the arbitrator.

14.12   Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that, in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO OPERATING AGREEMENT FOR MONARCH MEDIA, LLC]

      IN WITNESS WHEREOF, the parties have signed this Agreement on the date first above written.

"Members"

_____
Vincent Zaldivar

    Address: _____
                 _____

    Email: _____

_____
Jeffrey Marks

    Address: _____
                 _____

    Email: _____

_____
Jeffrey Marks

    Address: _____
                 _____

    Email: _____

_____
Pasquale Laurito

    Address: _____
                 _____

    Email: _____

EXHIBIT A

As of September 25, 2015

Member	Initial Capital Contribution	Units	Percentage Interests
Vincent Zaldivar	Services	7,400,000	74.00%
Jeffrey Marks (1)	Services	100,000	1.00%
Pasquale Laurito (2)	$150,000	2,500,000	25.00%
TOTALS		10,000,000	100.00%

(1) Units not subject to dilution for first $2.0 million in equity financing.

(2) In connection with each of the first 500,000 Units issued from Shark Tank investors, or at a company valuation higher than $600,000,1 Unit held by Pasquale Laurito shall be forfeited. The foregoing number shall be subject to adjustment for unit splits, recapitalizations and other similar occurrences.

CONSENT OF SPOUSE

I am the spouse of _____. I acknowledge that I have read the foregoing Agreement and that I know its contents. I am aware that by its provisions, my spouse agrees, among other things, to the imposition of certain restrictions on the transfer of his or her interest (the "**Interest**") in MONARCH MEDIA, LLC, a Nevada limited liability company, including my community property interest therein (if any), which rights and restrictions may survive my spouse's death. I hereby consent to such rights and restrictions, approve of the provisions of the Agreement, and agree that I will bequeath any interest which I may have in said Interest, including my community property interest, if any, or permit the Interest to be purchased, in a manner consistent with the provisions of this Agreement. I direct that any residuary clause in my Will shall not be deemed to apply to my community property interest (if any) in such Interest except to the extent consistent with the provisions of this Agreement. I further agree that in the event of dissolution of the marriage between myself and my spouse, in connection with which I secure or am awarded all or part of the Interest through property settlement agreement or otherwise, I shall receive and hold said Interest subject to all the provisions and restrictions contained in the foregoing Agreement.

Date: _____, 20___   _____